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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    ---------

                             FLEETWOOD CAPITAL TRUST
                       (Name of Subject Company (Issuer))

                                    ---------

                           FLEETWOOD ENTERPRISES, INC.
                      FLEETWOOD CAPITAL TRUST II, AS ISSUER
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                                    ---------

                    6% CONVERTIBLE TRUST PREFERRED SECURITIES
       (AND RELATED 6% CONVERTIBLE SUBORDINATED DEBENTURES AND GUARANTEE)
                         (Title of Class of Securities)

                                    ---------

                                   U33 896 338
                      (CUSIP Number of Class of Securities)

                                    ---------

                                NELSON W. POTTER
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           FLEETWOOD ENTERPRISES, INC.
                                3125 MYERS STREET
                           RIVERSIDE, CALIFORNIA 92503
                                 (909) 351-3500
  (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES
                 AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    ---------

                                    COPY TO:
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
        MARK W. SHURTLEFF                       WINTHROP B. CONRAD, JR.
    GIBSON, DUNN & CRUTCHER LLP                DAVIS POLK & WARDWELL
         JAMBOREE CENTER                        450 LEXINGTON AVENUE
     4 PARK PLAZA, SUITE 1700                 NEW YORK, NEW YORK 10017
     IRVINE, CALIFORNIA 92614                 TELEPHONE: (212) 450-4000
     TELEPHONE: (949) 451-3800                FACSIMILE: (212) 450-3800
     FACSIMILE: (949) 475-4220
--------------------------------------------------------------------------------
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                            CALCULATION OF FILING FEE
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     Transaction Valuation                       Amount of Filing Fee
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
      $34,500,000 (1)                              $8,245.50(2)
================================================================================
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(1)      Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of June 12, 2001 of the maximum amount of
         6% Convertible Trust Preferred Securities that may be received by
         Fleetwood Capital Trust II from tendering holders in the exchange offer.

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(2)      Registration fee was calculated pursuant to Rule 457(f) under the
         Securities Act of 1933 and was previously paid in connection with the
         Registrants' Registration Statement on Forms S-4 and S-3 filed June 12,
         2001.

|X|      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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

          Amount Previously Paid:    $46,250                      Filing Parties:   Fleetwood Enterprises, Inc.
                                                                                    Fleetwood Capital Trust II

          Form or Registration No.:  S-4 and S-3                   Date Filed:       June 12, 2001
                                     (File Nos. 333-62838
                                     and 333-62850, respectively)

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|_|      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:
                  |_|      third-party tender offer subject to Rule 14d-1.
                  |X|      issuer tender offer subject to Rule 13e-4.
                  |_|      going-private transaction subject to Rule 13e-3.
                  |_|      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


                                       2
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                                  INTRODUCTION

     This Tender Offer Statement on Schedule TO is being filed by Fleetwood
Enterprises, Inc., a Delaware corporation, and Fleetwood Capital Trust II, a
Delaware statutory business trust, pursuant to Section 13(e) of the Securities Exchange Act in connection with their offer to exchange up to an aggregate of $34.5 million in liquidation amount of the 9.75% Convertible
Trust Preferred Securities due February 15, 2013 of Fleetwood Capital Trust II for up to an aggregate of $86.25 million of the $287.5 million (or such lesser amount as is properly tendered) in liquidation amount of the 6% Convertible
Trust Preferred Securities due February 15, 2028 of Fleetwood Capital Trust, a Delaware statutory business trust, upon the terms and subject to the conditions set forth in the Registration Statement on Forms S-4 and S-3 (File
Nos. 333-62838 and 333-62850, respectively) filed with the Securities and Exchange Commission on June 12, 2001 by Fleetwood Enterprise, Inc. and
Fleetwood Capital Trust II, as amended on August 3, 2001 and December 5,
2001 (the "Registration Statement"). The Registration Statement and the exhibits thereto are incorporated by reference in this Schedule TO in answer to some of the items required in this Schedule TO.

ITEMS 1 THROUGH 11.

     As permitted by General Instruction F to Schedule TO, the information set forth in the entire Registration Statement (including any attachments thereto), is incorporated by reference into this Tender Offer Statement on Schedule TO.
The forward-looking statements made in connection with the exchange offer pursuant to the Registration Statement or this Schedule TO are not and have not been protected under the Private Securities Litigation Reform Act of 1995.
Furthermore, any references to the safe harbor for forward-looking statements made in reports that are incorporated by reference into the prospectus contained in the Registration Statement and filed pursuant to the Securities Exchange Act of 1934, are specifically not incorporated into the Registration Statement with respect to the exchange offer.

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ITEM 12.          EXHIBITS.
--------          ---------

(a)(1)(i)         Form of Letter of Transmittal.*

(a)(1)(ii)        Form of Notice of Guaranteed Delivery.*

(a)(2)            None.

(a)(3)            None.

(a)(4)            Prospectus contained in the Registration Statement on Forms
                  S-4 and S-3 filed by Fleetwood Enterprises, Inc. and Fleetwood
                  Capital Trust II, dated June 12, 2001, as amended on August 3,
                  2001 and December 5, 2001.*

(a)(5)(i)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and other Nominees.*

(a)(5)(ii)        Form of Letter to Clients.*

(a)(5)(iii)       Form of Fleetwood Capital Trust Letter to Existing Preferred
                  Securities Holders and The Depository Trust Company.*

(a)(5)(iv) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(v)         Press Release Issued June 12, 2001.**

(b)               None.

(d)(1)            Form of Preferred Securities Guarantee Agreement, by and
                  between Fleetwood Enterprises, Inc. and The Bank of New York,
                  as preferred guarantee trustee.*
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                                       3
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

(d)(2)            Form of Common Securities Guarantee Agreement, by Fleetwood
                  Enterprises, Inc. in favor of the holders of the common securities of Fleetwood Capital Trust II.*

(g)               None.

(h) Opinion of Gibson, Dunn & Crutcher LLP as to certain tax matters.*

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* Incorporated by reference to the Registration Statement on Forms S-4 and S-3,
filed by Fleetwood Enterprises, Inc. and Fleetwood Capital Trust II with the
Securities and Exchange Commission on June 12, 2001, as amended on August 3,
2001 and December 5, 2001.

** Incorporated by reference to the Form 425 filed by Fleetwood Enterprises, Inc. and Fleetwood Capital Trust II with the Securities and Exchange
Commission on June 13, 2001.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                       4
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                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 2001
                                  FLEETWOOD ENTERPRISES, INC.


                                  By:      /s/ Nelson W. Potter
                                           --------------------------
                                  Name:    Nelson W. Potter
                                  Title:   President and Chief Executive Officer



                                  FLEETWOOD CAPITAL TRUST II


                                  By:      /s/ Nelson W. Potter
                                           --------------------------
                                           Nelson W. Potter
                                           Regular Trustee

                                  By:      /s/ Boyd R. Plowman
                                           --------------------------
                                           Boyd R. Plowman
                                           Regular Trustee

                                  By:      /s/ Lyle N. Larkin
                                           --------------------------
                                           Lyle N. Larkin
                                           Regular Trustee

                                       5
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                                  EXHIBIT INDEX

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

(a)(1)(i)         Form of Letter of Transmittal.*

(a)(1)(ii)        Form of Notice of Guaranteed Delivery.*

(a)(2)            None.

(a)(3)            None.

(a)(4)            Prospectus contained in the Registration Statement on Forms
                  S-4 and S-3 filed by Fleetwood Enterprises, Inc. and Fleetwood
                  Capital Trust II, dated June 12, 2001, as amended on August 3,
                  2001 and December 5, 2001.*

(a)(5)(i)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and other Nominees.*

(a)(5)(ii)        Form of Letter to Clients.*

(a)(5)(iii)       Form of Fleetwood Capital Trust Letter to Existing Preferred
                  Securities Holders and The Depository Trust Company.*

(a)(5)(iv) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(v)         Press Release Issued June 12, 2001.**

(b)               None.

(d)(1) Form of Preferred Securities Guarantee Agreement, by and between Fleetwood Enterprises, Inc. and The Bank of New York, as preferred guarantee trustee.*

(d)(2)            Form of Common Securities Guarantee Agreement, by Fleetwood
                  Enterprises, Inc. in favor of holders of the common securities of Fleetwood Capital Trust II.*

(g)               None.

(h) Opinion of Gibson, Dunn & Crutcher LLP as to certain tax matters.*



* Incorporated by reference to the Registration Statement on Forms S-4 and S-3, filed by Fleetwood Enterprises, Inc. and Fleetwood Capital Trust II with the Securities and Exchange Commission on June 12, 2001, as amended on August 3, 2001 and December 5, 2001.

** Incorporated by reference to the Form 425 filed by Fleetwood Enterprises, Inc. and Fleetwood Capital Trust II with the Securities and Exchange Commission on June 13, 2001.

                                       6